SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

THE HILLSHIRE BRANDS COMPANY

(Name of Subject Company)

THE HILLSHIRE BRANDS COMPANY

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

432589109

(CUSIP Number of Class of Securities)

Kent B. Magill, Esq.

Executive Vice President, General Counsel and Corporate Secretary

The Hillshire Brands Company

400 South Jefferson Street

Chicago, Illinois 60607

(312) 614-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Rodd M. Schreiber, Esq.

Michael A. Civale, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

(312) 407-0700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Schedule 14D-9 originally filed by The Hillshire Brands Company, a Maryland corporation, with the Securities and Exchange Commission on July 16, 2014 (as originally filed, the “Schedule 14D-9” and as amended, the “Statement”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Except as noted below, no changes are being made to the Schedule 14D-9. All page references below are to the Schedule 14D-9.

Item 4. The Solicitation or Recommendation

Item 4 is hereby amended as set forth below.

In the section entitled “Background of the Offer; Reasons for Recommendation—Background of the Offer,” the fifth paragraph therein on page 15 is amended and restated in its entirety as follows:

“Throughout 2013 and early 2014, at the Board’s direction, Hillshire Brands’ senior management evaluated potential acquisition targets, including targets for transformational acquisitions through which Hillshire Brands might build scale, diversify its portfolio and create margin-enhancement opportunities, including Pinnacle. As part of this evaluation process, Hillshire Brands senior management attended a variety of introductory meetings with industry participants, including Pinnacle and JBS S.A., a supplier to Hillshire Brands and the majority stockholder of Pilgrim’s Pride.”

In the section entitled “Background of the Offer; Reasons for Recommendation—Background of the Offer,” the eighth paragraph therein beginning on page 15 is amended and restated in its entirety as follows:

“On March 20, 2014, a meeting of the Board was held, at which certain members of Hillshire Brands’ senior management were present. At the meeting, Mr. Connolly reviewed management’s strategic approach to assessment of acquisition opportunities, including transformational transactions that would diversify Hillshire Brands’ brand portfolio as well as smaller acquisitions as a counterbalance to the execution risks of transformational transactions. As part of the review, Mr. Connolly reviewed potential acquisition opportunities, including Pinnacle, Van’s Natural Foods, a maker of gluten-free pancakes, whole-grain waffles, cereals and multigrain chips (“Van’s”), one large bolt-on acquisition opportunity and two small bolt-on acquisition opportunities. Following a detailed discussion regarding these opportunities, and preliminary estimates of the financial impact of acquiring Pinnacle, Van’s and one of the other small bolt-on acquisition opportunities, the Board authorized Hillshire Brands management to continue to explore, with assistance from outside advisors, a potential acquisition of Pinnacle.”

In the section entitled “Background of the Offer; Reasons for Recommendation—Background of the Offer,” the ninth paragraph therein on page 16 is amended and restated in its entirety as follows:

“On April 10, 2014, the Board met to review Hillshire Brands’ current financial performance, the proposed acquisition of Van’s, and the strategic rationale and preliminary estimates of the financial impact of, and potential financing for, a potential acquisition of Pinnacle. Representatives of Centerview and Goldman Sachs each provided the Board with their independent, preliminary assessments of the financial implications of a potential acquisition of Pinnacle, as compared to other potential strategic alternatives, including maintaining the status quo. Following this discussion, the Board instructed Hillshire Brands management to submit a non-binding offer to acquire Pinnacle at a price range of $34.50 to $35.50 per share consisting of consideration in the form of 50% cash and 50% Hillshire Brands common stock.”

In the section entitled “Background of the Offer; Reasons for Recommendation—Background of the Offer,” the twenty-sixth paragraph therein on page 18 is amended and restated in its entirety as follows:

“On June 2, 2014, a meeting of the Board was held, at which certain members of Hillshire Brands’ senior management and representatives from Centerview, Goldman Sachs and Skadden, Arps were present. At this meeting, Hillshire Brands senior management provided a summary of the terms of the Tyson Proposal and Amended PPC Proposal. Representatives of Centerview and Goldman Sachs each presented a preliminary financial analysis with respect to the two proposals and the Pinnacle Acquisition. A representative from Skadden, Arps provided a summary of the applicable terms of the Pinnacle Merger Agreement and an overview of the duties of the Board in light of the receipt of the unsolicited proposals. Representatives of Centerview, Goldman Sachs and Skadden, Arps then reviewed potential responses to the Tyson Proposal and Amended PPC Proposal, including process considerations and potential next steps. The Board thereafter discussed the potential responses, the applicable terms of the Pinnacle Merger Agreement and the perceived benefits and risks associated with each potential response. After discussion regarding the proposals, the Board thereafter unanimously determined in good faith, in accordance with the requirements of the Pinnacle Merger Agreement, that each of the Tyson Proposal and Amended PPC Proposal constituted a “Takeover Proposal” (as defined in the Pinnacle Merger Agreement) that was reasonably expected to lead to a “Superior Proposal” (as defined in the Pinnacle Merger Agreement), and, that, after consultation with outside legal counsel, failure to take action with respect to the Tyson Proposal and the Amended PPC Proposal would be inconsistent with the Board’s duties to Hillshire Brands stockholders under applicable law. Pursuant to this determination, the Board authorized Hillshire Brands senior management to provide information with respect to Hillshire Brands to each of Tyson and Pilgrim’s Pride pursuant to an “Acceptable Confidentiality Agreement” (as defined in the Pinnacle Merger Agreement) and to conduct separate discussions and negotiations with Tyson and Pilgrim’s Pride regarding the Tyson Proposal and the Amended PPC Proposal, as applicable.”

In the section entitled “Background of the Offer; Reasons for Recommendation—Background of the Offer,” the twenty-ninth paragraph therein on page 19 is amended and restated in its entirety as follows:

“On June 4, 2014, a meeting of the Board was held, at which certain members of Hillshire Brands’ senior management and representatives from Centerview, Goldman Sachs and Skadden, Arps were present. At this meeting, representatives from Centerview, Goldman Sachs and Skadden, Arps discussed the Amended PPC Proposal and Tyson Proposal with the Board, as well as the potential process to furnish information to each of Pilgrim’s Pride and Tyson. In addition, representatives of Centerview, Goldman Sachs and Skadden, Arps reviewed in detail the outline of potential Proposal Procedures (as defined below) that were jointly developed for the Board’s consideration by Hillshire Brands’ senior management and representatives of Centerview, Goldman Sachs and Skadden, Arps. The potential Proposal Procedures were developed to achieve certain objectives described below and were prepared in light of the circumstances presented to Hillshire Brands by the unsolicited proposals (including the fact that, under the terms of the Pinnacle Merger Agreement, Hillshire Brands did not have the right to terminate the Pinnacle Merger Agreement to accept any offer to acquire Hillshire Brands (or enter into any binding arrangement providing for any such offer)). The objectives sought to be achieved by the potential Proposal Procedures that were developed and reviewed with the Board included, among others: (i) to maintain a controlled negotiation process that included specific procedures intended to determine the highest per Share consideration reasonably available from each party, together with the most favorable contractual terms of a potential offer, (ii) to receive unilateral binding offers that would remain open for, and could be accepted by Hillshire Brands (if it chose to do so) within, a certain period of time following a termination of the Pinnacle Merger Agreement, and (iii) to ensure that Hillshire Brands would be able to respond, in accordance with the Pinnacle Merger Agreement, to any other takeover proposals made by parties other than Tyson and Pilgrim’s Pride, and that Hillshire Brands would have no obligation as a result of the Proposal Procedures or the submission of the unilateral binding offers. Following discussion of these matters, the Board authorized the outside advisors and Hillshire Brands’ management to proceed on the basis of the process discussed at the meeting. Representatives of Skadden, Arps also reviewed with the Board the potential terms of a draft merger agreement that would be shared with each of Tyson and Pilgrim’s Pride as part of that negotiation process. Representatives of Skadden, Arps concluded with an update on the status of negotiations with respect to the confidentiality agreements (including standstill provisions) with Tyson and Pilgrim’s Pride and how the standstill provisions would operate together with the Proposal Procedures.”

In the section entitled “Opinions of Financial Advisors to the Board—Fairness Opinion of Centerview—Selected Company Analysis,” the third paragraph therein on page 30 is amended and restated as follows:

“Using publicly available information for each of the selected companies and the Internal Data, including the Forecasts, for the Company, Centerview calculated (i) the current stock price as a multiple of estimated earnings per share, calendarized to the Company’s fiscal year ending June 27, 2015, which is referred to in this summary of Centerview’s opinion as “2015E P/E” and (ii) enterprise value, which is the market value of common equity plus the book value of debt less cash, as a multiple of (x) estimated earnings before interest, taxes, depreciation and amortization, which is referred to as “EBITDA,” calendarized to the Company’s fiscal year ending June 27, 2015, and (y) Adjusted EBITDA (as defined in Item 8 under “Selected Company Financials”) with respect to the Company, calendarized to the Company’s fiscal year ending June 27, 2015, which is collectively with EBITDA referred to in this summary of Centerview’s opinion as “2015E EV/EBITDA.” The following table presents the results of these analyses:”

Immediately following the foregoing amended and restated paragraph, the following table is added:

2015E P/E and 2015E EV/EBITDA Multiple Detail
Company	2015E P/E	2015E EV/EBITDA
B&G Foods, Inc.	19.1x	12.0x
Campbell Soup Company	17.4x	10.9x
ConAgra Foods Inc.	13.3x	9.8x
The Hillshire Brands Company	19.3x	9.4x
Hormel Foods Corp.	20.7x	12.0x
The J.M. Smucker Company	17.4x	10.4x
Kraft Foods Group Inc.	18.1x	11.6x
Pinnacle Foods Inc.	16.5x	11.3x

In the section entitled “Opinions of Financial Advisors to the Board—Fairness Opinion of Centerview—Selected Company Analysis,” the fourth paragraph therein on page 31 is amended and restated as follows:

“The analyses indicated 2015E P/E multiples for the selected companies ranging from a low of 13.3x to a high of 20.7x, with a median (excluding the Company) of 17.4x, and 2015E EV/EBITDA multiples for the selected companies ranging from a low of 9.4x to a high of 12.0x, with a median (excluding the Company) of 11.3x. Based on its analysis of the relevant metrics for each of the selected companies and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview applied (a) an illustrative range of multiples of 16.5x to 19.5x of 2015E P/E to the Company’s estimated fiscal year 2015 Adjusted EPS, as set forth in Item 8 under “Selected Company Forecasts” (which includes the effect of the Company’s acquisition of Van’s, which was completed on May 15, 2014), to calculate an implied value per Share of approximately $31.50 to $37.25 and (b) an illustrative range of multiples of 9.5x to 11.5x of 2015E EV/EBITDA to the Company’s estimated fiscal year 2015 Adjusted EBITDA, as set forth in Item 8 under “Selected Company Forecasts” (which includes the effect of the Company’s acquisition of Van’s), to calculate an implied value per Share of approximately $36.25 to $44.75.”

In the section entitled “Opinions of Financial Advisors to the Board—Fairness Opinion of Centerview—Selected Transactions Analysis,” the table immediately following the first paragraph therein on page 31 is amended and restated as follows:

Announcement Date	Target	Acquiror	EV/LTM EBITDA Multiple
4/17/2014	Michael Foods, Inc.	Post Holdings, Inc.	10.4x
10/11/2013	Del Monte Consumer Products	Del Monte Pacific Limited	9.8x
8/12/2013	Wish-Bone	Pinnacle Foods Inc.	12.1x
5/29/2013	Smithfield Foods, Inc.	Shuanghui International Holdings Limited	8.7x
2/14/2013	H.J. Heinz Company	Berkshire Hathaway and 3G Capital	13.7x
1/3/2013	Skippy	Hormel Foods Corp.	10.7x
11/27/2012	Ralcorp Holdings, Inc.	ConAgra Foods, Inc.	11.9x
7/9/2012	Bolthouse Farms	Campbell Soup Company	10.2x
2/15/2012	Pringles	Kellogg Company	11.1x
11/25/2010	Del Monte Foods Company	KKR, Vestar Capital Partners, Centerview PE	8.8x
7/19/2010	Unilever’s Italian Findus Business	Birds Eye Iglo	10.0x
6/21/2010	American Italian Pasta Company	Ralcorp Holdings, Inc.	8.1x
2/25/2010	Kettle Foods	Diamond Foods, Inc.	11.6x
1/5/2010	Kraft Foods’ Frozen Pizza	Nestle SA	14.9x
11/19/2009	Birds Eye Foods, Inc.	Pinnacle Foods Inc.	9.5x
4/28/2008	William Wrigley Jr. Company	Mars, Inc.	18.5x
7/3/2007	Danone - Biscuits Division	Kraft Foods Inc.	13.2x
4/12/2007	Gerber	Nestle SA	15.7x
2/1/2007	Pinnacle Foods Inc.	The Blackstone Group	11.0x

In the section entitled “Opinions of Financial Advisors to the Board—Fairness Opinion of Centerview—Selected Transactions Analysis,” the third paragraph therein beginning on page 31 is amended and restated as follows:

“Using publicly available information, Centerview calculated for each of the selected transactions the implied enterprise value of the target company, calculated based on the purchase price paid in the transaction, as a multiple of EBITDA of the target company for the last twelve month (which is referred to as “LTM”) period ended prior to the announcement of the applicable transaction. The analysis indicated an enterprise value to LTM EBITDA multiple for such transactions ranging from a low of 8.1x to a high of 18.5x, with a mean of 11.6x and a median of 11.0x. Centerview noted that the Company’s enterprise value implied by the Consideration to be paid pursuant to the terms of the Merger Agreement as a multiple of the Company’s LTM Adjusted EBITDA (which includes a pro forma adjustment to reflect the impact of the Company’s acquisition of Van’s) was 16.8x. Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview applied an illustrative range of enterprise value to LTM EBITDA multiples of 10.0x to 13.0x to corresponding LTM Adjusted EBITDA data of the Company of $519 million as of March 29, 2014, as adjusted to include run-rate 2013 EBITDA of Van’s (acquired by the Company on May 15, 2014), to calculate an implied value per Share of approximately $36.00 to $48.00.”

In the section entitled “Opinions of Financial Advisors to the Board—Fairness Opinion of Centerview—Discounted Cash Flow Analysis,” the sole paragraph therein on page 32 is amended and restated as follows:

“Centerview performed a discounted cash flow analysis of the Company, which is designed to provide an implied value of a company by calculating the present value of the estimated future unlevered free cash flows and terminal value of a company. “Unlevered free cash flows” refers to a calculation of the future cash flows of an asset without including in such calculation any debt servicing costs. Centerview treated stock-based compensation as a cash expense in the unlevered free cash flow calculation for purposes of its discounted cash flow analysis, as stock-based compensation was viewed as a true economic expense of the business. In connection with this analysis, Centerview calculated indications of net present value per Share based on the Forecasts and publicly available information. Utilizing the Forecasts (which included the effect of the Company’s acquisition of Van’s) and an extrapolation of unlevered free cash flow for fiscal years June 30, 2018 through 2024 prepared by Centerview using its professional judgment and experience solely for the purpose of this analysis based on guidance from the management of Hillshire, Centerview calculated the present value of the estimated unlevered free cash flows for the Company, using the mid-year convention for the fiscal years ending on, in each case, the Saturday closest to June 30, 2015 through 2024. The terminal value at the end of the forecast period was estimated by using perpetuity growth rates ranging from 1.5% to 2.5%. The unlevered free cash flow and terminal value were then discounted to present value (as of June 30, 2014) using discount rates ranging from 8.0% to 9.0%, reflecting Centerview’s estimates of the Company’s then current weighted average cost of capital, determined by Centerview utilizing the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain metrics including levered and unlevered beta, tax rates and current yields for U.S. treasury notes. Centerview’s discounted cash flow analysis indicated an implied value per Share of approximately $30.25 to $42.25.”

In the section entitled “Opinions of Financial Advisors to the Board—Fairness Opinion of Centerview—General,” the fourth paragraph therein beginning on page 33 is amended and restated as follows:

“Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, Centerview has provided and is currently providing certain investment banking and other services to the Company and its subsidiaries for which Centerview has received, and may receive, compensation, including acting as the Company’s financial advisor in connection with its proposed acquisition of Pinnacle in 2014 (since terminated), and its acquisition of Van’s in 2014 and the Golden Island jerky business in 2013. In the past two years, Centerview has received aggregate fees of $1.5 million and invoiced an additional $4.0 million for investment banking or other services provided to the Company. In the past two years, Centerview has not provided investment banking or other services to Tyson, Offeror or any of their subsidiaries for which Centerview has received compensation. Centerview may provide investment banking and other services to or with respect to the Company or Tyson or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Tyson, or any of their respective affiliates, or any other party that may be involved in the Transaction.”

In the section entitled “Opinions of Financial Advisors to the Board—Fairness Opinion of Goldman Sachs—Selected Precedent Transactions Analysis,” the table immediately following the first paragraph therein on page 37 is amended and restated as follows:

Date of Announcement	Acquirer	Target	EV (in millions)	EV/LTM EBITDA
November 2009	Pinnacle Foods Inc.	Birds Eye Foods, Inc.	$1,375	9.5x
February 2010	Diamond Foods, Inc.	Kettle Foods Inc.	$616	11.6x
November 2010	KKR and Co. L.P./Vestar Capital Partners/ Centerview Partners	Del Monte Foods Company	$5,289	8.8x
February 2012	The Kellogg Company	Pringles Snacking Business	$2,695	11.1x
July 2012	Campbell Soup Company	Bolthouse Farms, Inc.	$1,550	10.2x
November 2012	ConAgra Foods, Inc.	Ralcorp Holdings Inc.	$6,775	11.9x
January 2013	Hormel Foods Corporation	Skippy Peanut Butter Business	$700	10.7x
February 2013	3G Capital	H.J. Heinz Company	$27,716	13.7x
May 2013	Shuanghui International Holdings Limited	Smithfield Foods, Inc.	$7,096	8.7x
August 2013	Pinnacle Foods Inc.	Wish-Bone Salad Dressings Business	$575	12.1x
October 2013	Del Monte Pacific Limited	Consumer Products Business of Del Monte Foods Company	$1,675	9.8x
December 2013	Sysco Corp.	US Foods Inc.	$8,200	9.9x
December 2013	WhiteWave Foods Co.	Natural Selection Foods, LLC, d/b/a Earthbound Farm	$600	8.0x
April 2014	Post Holdings Inc.	Michael Foods Inc.	$2,500	10.4x

In the section entitled “Opinions of Financial Advisors to the Board—Fairness Opinion of Goldman Sachs—Selected Precedent Transactions Analysis,” the fourth paragraph therein on page 37 is amended and restated as follows:

“Goldman Sachs noted that Hillshire’s EV implied by the $63.00 cash per Share to be paid pursuant to the terms of the Merger Agreement as a multiple of Hillshire’s LTM Adjusted EBITDA (as adjusted to reflect the cash impact of Hillshire’s acquisition of Van’s, which was completed on May 15, 2014) was 16.8x.”

In the section entitled “Opinions of Financial Advisors to the Board—Fairness Opinion of Goldman Sachs—Selected Companies Analysis,” the third paragraph therein on page 38 is amended and restated as follows:

“With respect to Hillshire and each of the selected companies, Goldman Sachs compared the estimated price to earnings, which is referred to as “P/E,” multiples for fiscal year 2015 and the estimated EV/EBITDA multiples for fiscal year 2015, based on information obtained from public filings; Institutional Brokers’ Estimate System estimates; Bloomberg as well as other Wall Street research as of (i) May 9, 2014, which was the last trading day before the announcement of the Pinnacle Acquisition, with respect to Hillshire and Pinnacle, (ii) May 23 and May 28, 2014, with respect to Pilgrim’s Pride and Tyson, respectively, which dates were the last trading day prior to each company’s initial unsolicited offer for Hillshire, and (iii) June 30, 2014, with respect to the other selected companies. In performing this analysis, Goldman Sachs calendarized the multiples to reflect Hillshire’s fiscal year end of the Saturday closest to June 30 and used the $63.00 in cash to be paid per Share pursuant to the Merger Agreement for purposes of calculating the multiples for Hillshire. Additionally, for purposes of calculating the FY2015 EV/EBITDA multiple for Hillshire, the run-rate EBITDA was adjusted to reflect the cash impact of Hillshire’s acquisition of Van’s, which was completed on May 15, 2014.”

In the section entitled “Opinions of Financial Advisors to the Board—Fairness Opinion of Goldman Sachs—Selected Companies Analysis,” the following table is added immediately following the fourth paragraph therein on page 38:

Selected Companies	FY2015 P/EPS	FY2015 EV/EBITDA
B&G Foods	19.2x	12.0x
Campbell Soup Company	17.8x	11.4x
ConAgra Foods, Inc.	13.0x	9.8x
Hormel Foods, LLC	20.6x	11.6x
J.M. Smucker Company	17.6x	10.4x
Kraft Foods Group Inc.	17.6x	11.3x
Pilgrim’s Pride Corporation	14.2x	7.3x
Pinnacle Foods Inc.	16.7x	11.3x
Tyson Foods Inc.	13.2x	7.3x

In the section entitled “Opinions of Financial Advisors to the Board—Fairness Opinion of Goldman Sachs—Illustrative Discounted Cash Flow Analysis,” the sole paragraph therein on page 38 is amended and restated as follows:

“Goldman Sachs performed an illustrative discounted cash flow analysis of Hillshire on a stand-alone basis to determine a range of illustrative present values per Share. Using the Forecasts, including certain extrapolations for fiscal years 2018 and 2019 based on guidance from the management of Hillshire, Goldman Sachs derived an illustrative range of implied enterprise values on a stand-alone basis by discounting to the present values as of June 30, 2014, using discount rate rates ranging from 8.0% to 9.3%, (i) estimated unlevered free cash flows of Hillshire for the fiscal years 2015 through 2019 and (ii) illustrative terminal values of Hillshire as of June 30, 2019 derived by applying exit multiples ranging from 9.0x to 12.0x to Hillshire’s estimated Adjusted EBITDA for the fiscal year 2019. To calculate an illustrative range of the implied equity values per Share on a stand-alone basis, Goldman Sachs subtracted the net debt amount of Hillshire as of June 30, 2014 from the illustrative range of the implied enterprise values as described in the foregoing sentences and divided the range of results by the number of fully diluted outstanding Shares as of June 30, 2014, in each case, in accordance with the Forecasts. For purposes of this analysis, (i) Goldman Sachs used (x) a range of discount rates derived by application of the Capital Asset Pricing Model, which takes into account certain Hillshire-specific metrics, including Hillshire’s target capital structure, the cost of long-term debt, after-tax yield on permanent excess cash, if any, forecast tax rate and historical beta, as well as certain financial metrics for the United States financial markets generally and (y) a range of exit multiples derived based upon Goldman Sachs’ professional judgment, taking into account several factors, including analysis of the one-year forward EBITDA multiples of selected companies which exhibited similar business characteristics to Hillshire, (ii) stock-based compensation expense was treated as a cash expense for purposes of determining unlevered free cash flow and (iii) cash and Adjusted EBITDA were adjusted to reflect Hillshire’s acquisition of Van’s, which was completed on May 15, 2014. In the illustrative discounted cash flow analyses described in this paragraph, unlevered free cash flow is Hillshire’s projected EBITDA, minus taxes (calculated by multiplying the tax rate contained in the Forecasts by Hillshire’s projected earnings before interest and taxes), minus Hillshire’s projected capital expenditures and minus the projected increase in net working capital, as calculated using the Forecasts. This analysis resulted in an illustrative range of implied equity values per Share of $35.32 to $49.48.”

Item 8. Additional Information

Item 8 is hereby amended as set forth below.

The section entitled “Selected Company Forecasts” is amended and supplemented as follows:

The table setting forth summary selected Hillshire unaudited prospective financial information for the fiscal years ending in 2014 through 2017 prepared by Hillshire management in connection with the evaluation of the Offer and the Merger and its accompanying footnotes beginning on page 42 are amended and restated in their entirety as follows:

	2014	2015	2016	2017
(in millions, except per share data)
Revenue (1)	$4,018	$4,257	$4,465	$4,692
Gross Profit (1)	$1,144	$1,252	$1,389	$1,487
Adjusted EBITDA (1)(2)(3)(4)	$507	$546	$623	$656
Adjusted Net Income (1)(2)	$215	$237	$273	$300
Adjusted EPS (1)(2)	$1.72	$1.91	$2.23	$2.42
Unlevered Free Cash Flow (5)	Not computed	$181	$275	$292

(1)	The amounts presented in the table above represent a forecast for operating results, and do not include any Offer- or Merger-related expenses or other potential one-time costs of a non-operating nature. The amounts presented in the table above should be viewed as the high end of a performance range that Hillshire would normally use in providing guidance to investors.
(2)	Each “adjusted” measure is reported as a non-GAAP financial measure that excludes from the applicable financial measure computed in accordance with GAAP the impact of significant items and dispositions. These adjusted measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flow or as measures of liquidity. Significant items include income or charges (and related tax impact) that management believes have had or are likely to have a significant impact on the earnings of the applicable business segment or on the total company for the period in which the item is recognized that are not indicative of Hillshire’s core operating results and affect the comparability of underlying results from period to period. Cash flows related to significant items did not result from investing or financing activities. Examples of cash outflows for significant items include payments for restructuring actions, such as severance or lease termination payments.
(3)	EBITDA is defined as earnings before interest, taxes, depreciation, and amortization.
(4)	Adjusted EBITDA includes the effect of Hillshire’s acquisition of Van’s, which was completed on May 15, 2014, as follows (in millions): 2014: None; 2015: $4; 2016: $4; and 2017: $6.
(5)	Unlevered free cash flow as presented above is a non-GAAP financial measure and is defined as Adjusted EBITDA less taxes, capital expenditures, working capital, significant items (as defined in footnote (2) to the table above) and other non-interest operating cash flows. As the free cash flow calculation is unlevered, none of the adjustments included are interest related. Other non-interest operating cash flows represent cash flow adjustments for the net change in other assets, liabilities and equity related balances not included in Hillshire’s change of working capital outlook, such as non-current pension liability and non-cash stock based compensation. As amounts in the other non-interest operating cash flows did not result from an investing or financing activity, they are classified as an operating activity, and as such, included in the unlevered free cash flow calculation. Unlevered free cash flow should not be considered an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.

The following paragraph is added immediately after the table amended and restated immediately above:

“The summary selected Hillshire unaudited prospective financial information for the fiscal years ending in 2014 through 2017 prepared by Hillshire management in connection with the evaluation of the Offer and the Merger also included the following projected measures: (i) revenue growth rates for 2015 through 2017 as follows: 2015: 5.9%; 2016: 4.9%; 2017: 5.1%; (ii) depreciation/amortization, excluding the impact of significant items (as defined in footnote (2) to the table above), for 2014 through 2017 as follows (in millions): 2014: $134; 2015: $148; 2016: $166; 2017: $158; (iii) interest expenses for 2014 through 2017 as follows (in millions): 2014: $39; 2015: $33; 2016: $37; 2017: $37; and (iv) stock-based compensation expense for 2014 through 2017 as follows (in millions): 2014: $20; 2015: $23; 2016: $24; 2017: $23.”

Footnote (2) to the table in the section on page 43 is amended and restated as follows:

“(2)	Each “adjusted” measure is reported as a non-GAAP financial measure that excludes from the applicable financial measure computed in accordance with GAAP the impact of significant items and dispositions. These adjusted measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flow or as measures of liquidity. Significant items include income or charges (and related tax impact) that management believes have had or are likely to have a significant impact on the earnings of the applicable business segment or on the total company for the period in which the item is recognized that are not indicative of Hillshire’s core operating results and affect the comparability of underlying results from period to period. Cash flows related to significant items did not result from investing or financing activities. Examples of cash outflows for significant items include payments for restructuring actions, such as severance or lease termination payments.”

The section entitled “Selected Company Forecasts—Certain Hillshire Brands Estimated Financial Information” is amended and supplemented as follows:

The table and accompanying footnotes in the fourth paragraph of the section on page 44 are amended and restated in their entirety as follows:

(in millions, except per share data)	4Q 2014	FY 2014
Net Sales	$1,064.7	$4,085.4
Gross Profit	$280.5	$1,158.3
Adjusted Operating Income (1)	$76.7	$388.5
EPS – As Adjusted (1)(2)	$0.35	$1.81

(1)	Each “adjusted” measure is reported as a non-GAAP financial measure that excludes from the applicable financial measure computed in accordance with GAAP the impact of significant items and dispositions. These adjusted measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flow or as measures of liquidity. Significant items include income or charges (and related tax impact) that management believes have had or are likely to have a significant impact on the earnings of the applicable business segment or on the total company for the period in which the item is recognized that are not indicative of Hillshire’s core operating results and affect the comparability of underlying results from period to period. Cash flows related to significant items did not result from investing or financing activities. Examples of cash outflows for significant items include payments for restructuring actions, such as severance or lease termination payments.
(2)	The EPS – As Adjusted for FY 2014 of $1.81 was provided to Tyson on July 10, 2014. As described above in Item 8 under “Selected Company Forecasts,” the Adjusted EPS for FY 2014 in the summary selected Hillshire unaudited prospective financial information was $1.72, which was based on information available to Hillshire’s management as of early June 2014. The difference in EPS estimates for FY 2014 was solely based on the results of operations and other information available at the time the respective estimates were prepared.

In the section entitled “United States Antitrust Clearance,” the sole paragraph therein on page 49 is amended and restated as follows:

“Under the Hart-Scott-Rodino Act (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “DOJ”), certain acquisition transactions may not be consummated unless certain information has been furnished to the DOJ and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. Pursuant to a mutual waiver executed by Tyson, Offeror and Hillshire on July 11, 2014, the parties agreed to waive their obligations under the Merger Agreement to make such HSR Act filings as promptly as practicable but in any event within seven business days of the date of execution of the Merger Agreement. Both parties made such filings on July 28, 2014. However, the Company and Tyson do not anticipate that this change in the date for the HSR filing will result in a necessary extension of the Expiration Time. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on the 15th calendar day from the time of Tyson’s filing of the Notification and Report Form, unless terminated earlier by the DOJ or the FTC. Each of Tyson and the Company has made a request for early termination under the HSR Act. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material (a “Second Request”) relevant to the Offer. If a Second Request is made, the waiting period will be extended until 11:59 p.m., New York City time, 10 calendar days after Tyson’s substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or consent of the parties.”

The section entitled “Litigation” on page 50 is amended and restated in its entirety as follows:

“On June 4, 2014, a putative stockholder class action complaint challenging the Pinnacle Acquisition was filed in the Circuit Court of Baltimore City, Maryland (the “Court”), captioned Bucks County Employees Retirement Fund v. Hillshire Brands Co., et al., No. 24-C-14-003492 (the “Bucks County Action”). The Bucks County Action alleged, among other things, that the individual members of the Board breached their fiduciary duties in approving the Pinnacle Acquisition.

Beginning on or around July 3, 2014, four putative stockholder class action complaints challenging the Merger and the Merger Agreement were filed in the Court, and were captioned: Cohen v. The Hillshire Brands Company, et al., No. 24-C-14-004060 (the “Cohen Action”); Kennedy v. The Hillshire Brands Company, et al., No. 24-C-14-004106 (the “Kennedy Action”); Jeweltex Manufacturing Inc. Retirement Plan v. The Hillshire Brands Company, et al., No. 24-C-14-004145 (the “Jeweltex Action”); and Wegner v. The Hillshire Brands Company, et al., No. 24-C-14-004300 (the “Wegner Action”). These four actions alleged, among other things, that the individual members of the Board breached their fiduciary duties by entering into the Merger Agreement.

On July 23, 2014, upon the joint stipulation of the parties, the Court issued orders (a) consolidating the Bucks County Action, the Cohen Action, the Kennedy Action, the Jeweltex Action and the Wegner Action under the caption, Bucks County Employees Retirement Fund, et al. v. The Hillshire Brands Company, et al., No. 24-C-14-3492 (the “Consolidated Action”); and (b) appointing interim lead counsel to plaintiffs (the “Plaintiffs”) in the Consolidated Action.

On July 24, 2014, Plaintiffs filed a consolidated putative stockholder class action complaint (the “Consolidated Complaint”), naming as defendants the individual members of the Board (the “Director Defendants”), the Company, and Tyson and Offeror (together, the “Tyson Defendants” and, collectively with the Director Defendants and the Company, the “Defendants”) and alleging, among other things, that the Director Defendants breached their fiduciary duties by entering into the Merger Agreement. The Consolidated Complaint alleges that the consideration in the Merger undervalues the Company and that the deal protection provisions in the Merger Agreement unduly favor Tyson and preclude or impede other bidders from making competing offers for the Company. The Consolidated Complaint also alleges that the Director Defendants breached their fiduciary duties by pursuing a transaction with Pinnacle, and agreeing to payment of a $163 million termination fee upon the termination of the Pinnacle Merger Agreement. The Consolidated Complaint also alleges that this Statement, as filed by the Company with the SEC on July 16, 2014, omits or misstates certain material information about the Offer and the events leading up to the Offer. The Consolidated Complaint alleges that the Tyson Defendants aided and abetted the Director Defendants’ breach of their fiduciary duties.

The Consolidated Complaint seeks declaratory relief, and recovery of the value of the Pinnacle Reimbursement Fee that Tyson, on the Company’s behalf, paid to Pinnacle. The Consolidated Complaint also seeks to enjoin the Offer or, in the event that the Offer is consummated, recover damages.

On July 25, 2014, the Plaintiffs filed motions to expedite discovery and to shorten the Defendants’ time to respond to the motion for expedited discovery. The parties to the Consolidated Action commenced expedited discovery, and therefore, on July 28, 2014, the Plaintiffs withdrew their motion.

On August 1, 2014, following expedited discovery, the parties to the Consolidated Action entered into a memorandum of understanding (the “MOU”) reflecting the terms of an agreement, subject to final approval by the Court, and certain other conditions, to settle the Consolidated Action. Pursuant to the MOU, the Defendants agreed to include in this Amendment No. 2 to Schedule 14D-9 certain supplemental disclosures. The MOU further provides that, among other things, (a) the parties will enter into a definitive stipulation of settlement (the “Stipulation”) and will submit the Stipulation to the Court for review and approval; (b) the Stipulation will provide for dismissal of the Consolidated Action with prejudice; (c) the Stipulation will include a general release of Defendants of claims relating to, among other things, the Offer, the Merger and the Pinnacle Acquisition; and (d) the proposed settlement is conditioned on, among other things, consummation of the Offer and the Merger, completion of confirmatory discovery, class certification and final approval by the Court after notice to Hillshire’s stockholders as ordered by the Court.

The Defendants believe that the allegations and claims in the litigation are without merit and, if the settlement does not receive final approval, intend to defend them vigorously. The Defendants are entering into the settlement solely to eliminate the burden and expense of further litigation and to put the claims that were or could have been asserted to rest.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE HILLSHIRE BRANDS COMPANY

By:	/s/ Kent B. Magill
	Name:	Kent B. Magill
	Title:	Executive Vice President, General Counsel and Corporate Secretary

Dated: August 1, 2014